June 14, 2019

Loren Starr
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309

       Re: Invesco Ltd.
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed April 25, 2019
           File No. 001-13908

Dear Mr. Starr:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Schedule of Non-GAAP Information
Reconciliation of Operating revenues to Net revenues, page 45

1. We note that you deduct third party distribution, service and advisory expenses to arrive at an adjusted measure of net revenues, which is then used to calculate an adjusted operating margin and net revenue yield on AUM. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question
      100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
      Measures or revise your future filings to exclude this adjustment.
 Loren Starr
Invesco Ltd.
June 14, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Robert Klein, Staff
Accountant, at (202) 551-3847 with any questions.



FirstName LastNameLoren Starr                             Sincerely,
Comapany NameInvesco Ltd.
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Corporation Finance
June 14, 2019 Page 2                                      Office of Financial
Services
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